November 4, 2015

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:

John Reynolds

Assistant Director

Dear Sirs:

Re:

Radius Gold Inc.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 15, 2015

File No. 001-32556

Further to your letter of October 21, 2015, we confirm that we have filed on EDGAR the Amendment No. 1 to the Form 20-F, Annual Report, (the “Amendment”) of Radius Gold Inc. (the “Company”).  The Amendment reflects revisions to Item 4.B, Business Overview, and Item 4.D, Property, Plants and Equipment, in response to your comments.

In addition, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require anything further.

Yours truly,

RADIUS GOLD INC.

Per:

    /s/ Kevin Bales

Kevin Bales, Chief Financial Officer